December 22, 2006

Via Facsimile ((336) 232-9196) and U.S. Mail

John M. Cross, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
P.O. Box 26000
Greensboro, NC  27420

Re:	South Street Financial Corporation
    Schedule 13E-3
    File No. 005-49027
    Filed December 11, 2006

    Preliminary Proxy Statement on Schedule 14A
    Filed December 11, 2006
	     File No. 000-21083

Dear Mr. Cross:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 750 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under North Carolina law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Item 3.  Identity and Background of Filing Person
2. Please tell us why you need to qualify your disclosure in subsection (c) "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Proxy Statement

General
3. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted upon. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov).
Please revise to allow security holders to separately vote on the authorization of the new series of preferred and the reclassification of the shares held by security holders who own less than 750 common shares. For further guidance, please see SEC Release 34-31326 (October 16, 1992).
4. In connection with the foregoing comment, we note that the Letter to Participants in the ESOP includes an additional sub-proposal to approve the grant of the 30-day put option to future preferred stock holders. Please provide us your analysis of whether this is a separate matter that should be separately proposed to security holders under Rule 14a-4(b)(1).
5. In connection with the 30-day put option that may be granted to future preferred stock holders, please tell us what consideration you have given to the applicability of the tender offer provisions in
Section 13(e) of the Exchange Act and Rule 13e-4 and Regulation
14E.

Cover Page
6. On the cover page and in other prominent parts of the proxy statement disclose that current security holders will receive no consideration for their shares in this transaction(s) and will lose the benefits of holding Section 12 registered securities. This revised disclosure should include a discussion of the impact on shareholders of holding unregistered securities. Provide the same disclosure in each place in the proxy statement where you discuss what security holders will receive.
7. See our last comment. Highlight the fact that security holders who receive preferred stock will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration.
8. See our last two comments. In a similarly prominent manner, disclose that shareholders who own less than 750 shares of common stock and who will receive preferred stock in this transaction can instead elect to receive cash for their shares by exercising appraisal rights. This disclosure should be accompanied by a brief explanation of how to exercise dissenters` appraisal rights and that the company has determined that the fair value of each share of common stock is $10. Also, to the extent known to you, disclose whether a dissenting security holder will receive the fair value payment prior to the time it may exercise the put option, assuming that the option`s grant is approved by your security holders.
9. Please explain supplementally, with a view toward revised disclosure, the disclosure that the board may determine whether a security holder holds 750 or fewer shares of common stock. What basis will the Board use to make this determination? Will that basis be different that looking a record holders?
10. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-
6(e)(1) of Regulation 14A.

Summary Term Sheet, page 2
11. We note your repeated references here and throughout the proxy statement about the company "going dark." Please clarify the meaning of this phrase and tell us whether you are referring to the going private transaction. Note that the concept of going dark is generally understood to mean something different than a going private transaction.

Questions and Answers, page 7
12. Please quantify the cost savings the Company will achieve through the going private transaction in the response to the question "Why has the Board chosen this course of action?"

Special Factors

Background of the Transaction, page 10
13. We note that in the Introduction you state that "At this time, it is the Board`s assessment that the SEC and Congress do not intend to address this disproportionate impact on smaller public companies..."
(emphasis added). Please tell us, with a view towards revised disclosure, whether the Board considered the recent relief granted to small companies.
14. We note your Board received presentations from Howe Barnes on July 14 and October 27, 2005. Note that each presentation, discussion, or report held with or presented by Howe Barnes, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Revise to summarize all the presentations made by Howe Barnes.

Purposes of the Recapitalization, page 15
15. Please reconcile the estimated cost savings ($285,000) to the amounts disclosed on page 11 ($93,000), page 31 and page 55.

Recommendation of the Board of Directors; Fairness of the Recapitalization, page 18
16. Please revise your discussion generally to ensure you provide a fairness determination (substantive and procedural) with respect to each part of the going private transaction, including the conversion of securities and the Put Price.
17. Revise to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board believes that an exchange of one share of preferred stock for one share of common stock is substantively fair, given the different rights associated with the preferred stock as compared to the common stock. Why is the ratio appropriate? Your discussion should be detailed, and should specifically address the rights associated with the preferred stock.
18. Given that you state that there is no guarantee you will pay dividends in the future and that the dividends payable to preferred security holders will not accumulate to future periods, revise your disclosure to explain why you view the grant of a dividend preference to constitute a positive factor for security holders receiving shares of preferred stock in the reclassification. Also, disclose whether you have historically paid dividends.
19. Please revise the discussions of "Current and Historical
Market
Prices," "Prior Stock Purchases" and "Earnings" to clarify how your analysis supports the fairness determination.
20. We note your indication in the "Going Concern Value" disclosure that the board reviewed and adopted Howe Barnes`s analysis. We also note the cross-reference to Howe Barnes`s disclosure in the "Net Book
Value" and "Dividend Discount Analysis" discussions. If your board relied on the entire analysis of Howe Barnes to reach the fairness determination, revise your disclosure to state that your board adopted Howe Barnes`s analysis and discussion. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor`s report will not be sufficient. Please revise accordingly.
21. Refer to the first full paragraph on page 22. Please revise your fairness determination disclosure to address whether the going private transaction is fair to unaffiliated security holders.
22. Refer to the two paragraphs following the bullet points on page
22. Clarify how the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders, no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained, and the board did not establish a committee of independent directors to approve the transaction. We note that the board, whose members will retain their common stock in this transaction, structured the transaction and set the threshold for converting shares of common stock into preferred stock.
23. Explain how the board was able to arrive at its determination of fairness in light of the fact that Howe Barnes`s opinion is not qualified as to "unaffiliated" security holders and does not distinguish between security holder who will retain their common stock and those that will receive preferred stock.

Opinion of Financial Advisor, page 23
24. Refer to the disclosure at the top of page 24. Please disclose the amount of the fees paid to Howe Barnes. Refer to Item 1015(b)(4)
of Regulation M-A.
25. Please disclose the financial forecasts and projections provided to Howe Barnes.
26. Please explain the significance of the Historical Performance of the Thrift Equity Market and Historical Trading Price and Volume analyses and their results in connection with Howe Barnes`s ultimate fairness determination. Please apply this comment also to the results obtained in the Comparable Company and the Recapitalization
Premium analyses.
27. With respect to the table on page 26, please disclose what consideration Howe Barnes gave, in arriving at its fairness opinion, to the Price-Book Value and the Price/Tangible Book Value results for
South Street being below all comparable measures.
28. Refer to the Comparable Company Analysis. It appears from the disclosure in the first paragraph of page 26 that Howe Barnes also conducted a comparable transaction analysis. If so, please provide the disclosure required by Item 1015(b) of Regulation M-A.
29. Please revise to disclose the names of the 12 peer companies and values underlying the pricing ratios used in the Comparable Company analysis.
30. Refer to the Dividend Discount Analysis.  Please explain how
Howe
Barnes determined that discount rates of 11%-13% and earnings multiples of 16.0x-20.0x were the most appropriate indicators of value. Disclose the industry averages.
31. With respect to the Recapitalization Premium Analysis, please disclose what measuring date Howe Barnes used in calculating the premiums in the analyzed transactions.

General Effects of the Recapitalization, page 29
32. Please reconcile the amount of cash and cash equivalents at September 30, 2006 of $18 million (page 32) to the available capital of $26 million on that same date disclosed on page 4.

Certain United States Federal Income Tax Consequences, page 33
33. We note the heading of this section refers to "certain" of the material federal income tax consequences of the transaction.
Please
revise the heading of this section to refer to "material" consequences.

Security Ownership of Officers, Directors and 5% Stockholders,
page
47
34. Please clarify in footnote 4 to the table on page 47, if true, that the shares held by the ESOP are included in the line-item for each trustee of the ESOP.
35. Please tell us, with a view toward revised disclosure, why the individuals included in footnote 11 to the table on page 48 are not included in the table under their own line-items.

Selected Consolidated Pro Forma Financial Information, page 55
36. Please provide the pro forma ratio of earnings to fixed charges.
See Item 1010(c)(6) of Regulation M-A.

Additional Information, page 60
37. Revise your disclosure to reflect the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Incorporation of Certain Documents by Reference, page 60
38. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings while this Offer is pending, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

Closing
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions



John M. Cross, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
December 22, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE